Exhibit 1.01 to Form SD

Fortinet, Inc.

Conflict Minerals Report

For the Reporting Period January 1, 2020 to December 31, 2020

This Conflict Minerals Report (“CMR”) has been prepared by Fortinet, Inc. (herein referred to, alternatively, as “Fortinet,” “we” and “our”). This CMR for the reporting period January 1, 2020 to December 31, 2020 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum and tungsten.

To comply with the Final Rules, we conducted a reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture and exercised due diligence on the source and chain of custody of such conflict minerals to attempt to ascertain whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Fortinet is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Fortinet has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Company Overview

Fortinet is a global leader in cybersecurity solutions provided to a wide variety of organizations, including enterprises, communications and security service providers, government organizations and small businesses. Fortinet’s cybersecurity solutions are designed to provide broad visibility and segmentation of the digital attack surface through our integrated Fortinet Security Fabric platform, which features automated protection, detection and response.

II.	Product Overview

Fortinet’s Security Fabric product portfolio has been developed to provide broad, integrated and automated security and operations across the entire network, including network core, endpoints, applications, data centers, access and private and public cloud, and are designed to enable traditionally disparate security solutions to work together as an integrated and collaborative whole. Fortinet’s products deliver integrated scalability, access control, awareness, security, traffic segmentation, centralized management and orchestration. Fortinet’s Security Fabric portfolio support a variety of consumption models from physical and virtual appliances, to software, to Security-as-a-Service. Our FortiGate appliances and FortiOS operating system are at the core of the products we offer. In addition to our FortiCare support services, a broad set of security services, including firewall, virtual private network, anti-malware, anti-spam, application control, and intrusion prevention services, are offered along with our products. Through these security services, our FortiGuard Labs team provides updates using threat research and data collection and intelligence resources to deliver subscription-based security services to FortiGate appliances and across Security Fabric solutions.

III.	Supply Chain Overview

Fortinet outsources the manufacture of its security hardware appliance products to a variety of contract manufacturers and original design manufacturers. Fortinet submits purchase orders to its contract manufacturers that describe the type and quantities of products to be manufactured, the delivery date and other delivery terms. Fortinet’s proprietary FortiASICs, which are incorporated in certain of Fortinet’s hardware appliance products, are fabricated by contract manufacturers. The components included in Fortinet’s products are sourced from various suppliers by Fortinet or more frequently by Fortinet’s contract manufacturers. Some of the components important to Fortinet’s business, including specific types of central processing units, network chips, and solid-state drives (silicon-based storage device), are available from a limited or sole source of supply. For purposes of this CMR, references to our “products” refer to our hardware appliance products, and references to our “suppliers” refer to our product suppliers.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our RCOI, we have concluded that:

•	Our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	We are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

V.	Design of Due Diligence Measures

Fortinet designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI.	Due Diligence Measures Performed by Fortinet

Fortinet performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

•

Fortinet maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth its commitments regarding the sourcing of conflict minerals and its expectations of its suppliers regarding the same.

•	Fortinet’s RCOI and conflict minerals due diligence are managed by Fortinet’s legal and operations departments.

•

The legal and operations staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with Fortinet’s Conflict Minerals Policy and with Fortinet’s conflict minerals-related processes.

•	Material conflict minerals-related records, including completed CMRTs (as defined below), will be maintained by Fortinet for a period of five (5) years from the date of creation.

•

Fortinet’s Conflict Minerals Policy has been made available to existing suppliers, and Fortinet makes the Conflict Minerals Policy available to new suppliers during the conflict minerals diligence process. In addition, Fortinet’s form manufacturing purchase agreement contains a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) that incorporates the Conflict Minerals Policy as an exhibit thereto. The Conflict Minerals Contractual Provision was incorporated into (i) new manufacturing purchase agreements entered into in the 2020 reporting year and (ii) amendments to existing manufacturing purchase agreements entered into in the 2020 reporting year.

•	Interested parties can report improper activities in violation of the Conflict Minerals Policy via email at environmental_relations@fortinet.com.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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Fortinet has requested that its suppliers complete in full the Responsible Minerals Initiative’s (the “RMI”) Conflict Minerals Reporting Template (the “CMRT”). The CMRT is designed to request from Fortinet’s suppliers sufficient information regarding such suppliers’ practices with respect to the sourcing of conflict minerals to enable Fortinet to comply with its requirements under the Final Rules.

•

Fortinet’s legal and operations departments manage and oversee the collection of information reported on the CMRT by Fortinet’s suppliers, and Fortinet relies on a third party to analyze certain information as requested by Fortinet.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of areas of concern that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Fortinet determines that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Fortinet will enforce the Conflict Minerals Policy by means of a series of escalations.

•

Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Fortinet from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the RMI to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and this Conflict Minerals Report as an exhibit thereto for the 2020 reporting year. The Form SD and Conflict Minerals Report are also available on our website at https://investor.fortinet.com/sec-filings.

VII.	Smelters and Refiners Identified

As a result of Fortinet’s RCOI and conflict minerals due diligence, 38 suppliers, representing approximately 79% of our suppliers, provided completed CMRTs to Fortinet. Fortinet’s suppliers identified approximately 311 smelters and refiners from which they source conflict minerals that appear on the RMI’s Standard Smelter List, and of those smelters and refiners, 237 smelters and refiners, or approximately 76%, have successfully completed an assessment against the applicable RMI Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. The remainder of the reported smelters and refiners have not, at this time, successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment (the “Non-Conformant Smelters and Refiners”). With respect to these smelters and refiners, although we were not able to determine the mines or locations of origin of the conflict minerals sourced from such smelters and refiners, we were able to determine their country locations. Attached as Addendum A to this CMR is a list of such country locations, grouped according to the specific conflict mineral processed by such smelters and refiners.

The information contained in the preceding paragraph and in Addendum A is based on supplier responses received through May 7, 2021.

VIII.	Steps to Mitigate Risk

Fortinet intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs; and

•	Encourage the development of supplier capabilities to perform conflict minerals due diligence.

FORWARD-LOOKING STATEMENTS

Statements relating to due diligence improvements and other statements herein are forward-looking in nature and are based on Fortinet’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Fortinet’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein, and Fortinet reserves the right to change its processes and policies related to conflict minerals.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise expressly stated herein, any documents, third-party materials or references to websites (including Fortinet’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

Addendum A

Non-Conformant Smelter and Refiner Country Locations by Conflict Mineral

Conflict Mineral	Country Locations

Tin	BRAZIL CHINA VIET NAM MALAYSIA MYANMAR INDIA

Tungsten	CHINA VIET NAM KOREA, REPUBLIC OF RUSSIAN FEDERATION BRAZIL UNITED STATES OF AMERICA

Gold

BELGIUM

BRAZIL

CHINA

COLOMBIA

GERMANY

GHANA

INDIA

KAZAKHSTAN

KOREA, REPUBLIC OF

LITHUANIA

MALAYSIA

MEXICO

NEW ZEALAND

RUSSIAN FEDERATION

SAUDI ARABIA

SUDAN

TURKEY

UNITED ARAB EMIRATES

UNITED STATES OF AMERICA

ZIMBABWE

Tantalum	UNITED STATES OF AMERICA